Filed Pursuant to Rule 433
Registration No. 333-223208
January 21, 2021
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
ETF Underlying Supplement dated February 26, 2018)

HSBC USA Inc.
Dual Directional Barrier Notes

▸ Dual Directional Barrier Notes linked to the least performing of the SPDR® S&P® Biotech ETF and the Industrial Select Sector SPDR® Fund
▸ Maturity of approximately 5 years
▸ 2.0x uncapped exposure to any positive Reference Return of the Least Performing Underlying
▸ 1x positive exposure to the Absolute Reference Return of the Least Performing Underlying if its Reference Return is negative but not less than -30%
▸ 1x exposure to any negative Reference Return of the Least Performing Underlying if its Reference Return is less than -30%
▸ Any payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Dual Directional Barrier Notes (each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-21 of this free writing prospectus.

Investment in the Securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the securities on the Pricing Date is expected to be between $870 and $970 per security, which will be less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-8 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.75% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-21 of this free writing prospectus.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

Indicative Terms*

Principal Amount	$1,000 per Note
Term	Approximately 5 years
Reference Asset	The SPDR® S&P® Biotech ETF (Ticker: "XBI") and the Industrial Select Sector SPDR® Fund (Ticker: "XLI") (each, an "Underlying" and together the "Underlyings")
Maximum Cap	None
Upside Participation Rate	200%
Absolute Return Participation Rate	100%
Trigger Event:	A Trigger Event occurs if the Final Price of any Underlying is less than its Trigger Level.
Trigger Level	With respect to each Underlying, 70% of its Initial Price.
Reference Return	$\frac{\text{Final Price – Initial Price}}{\text{Initial Price}}$
Absolute Reference Return:	With respect to each Underlying, the absolute value of its Reference Return. The Absolute Reference Return will always be a positive value or zero. For example, if the Reference Return is -5.00%, the Absolute Reference Return will be +5.00%.
Payment at Maturity per Note	*If the Final Price of each Underlying is greater than its Initial Price,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows: $1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate) *If the Final Price of any Underlying is less than or equal to its Initial Price but a Trigger Event has not occurred,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows: $1,000 + ($1,000 × Absolute Reference Return of the Least Performing Underlying × Absolute Return Participation Rate). *If a Trigger Event has occurred,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows: $1,000 + ($1,000 × Reference Return of the Least Performing Underlying). Under these circumstances, if a Trigger Event has occurred, you will lose 1% of the Principal Amount for each percentage point that the Final Price of the Least Performing Underlying has decreased from its Initial Price. For example, if a Trigger Event has occurred and the Reference Return of the Least Performing Underlying is -50%, you will incur a 50% loss and receive 50% of the Principal Amount. **If a Trigger Event has occurred, you may lose up to 100% of your investment.**
Initial Price	The official Closing Price of the Reference Asset on the Pricing Date
Final Price	The official Closing Price of the Reference Asset on the Final Valuation Date
Pricing Date	January 28, 2021
Trade Date	January 28, 2021
Original Issue Date	February 2, 2021
Final Valuation Date(2)	January 28, 2026
Maturity Date(2)	February 2, 2026
CUSIP/ISIN	40438CS51 / US40438CS515

* As more fully described beginning on page FWP-4.
† Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying ETF Underlying Supplement.

The Securities

These Dual Directional Barrier Notes may be suitable for investors who believe that the Reference Asset will increase or decrease moderately over the term of the Notes. So long as the Trigger Event does not occur and the Reference Return of the Least Performing Underlying is less than its Initial Price, the securities will outperform the Reference Return of Reference Asset.

If the Final Price of each Underlying is greater than its Initial Price, you will realize a return equal to 200% of the Reference Asset appreciation (subject to the credit risk of HSBC). If the Final Price of any Underlying is less than or equal to its Initial Price but a Trigger Event has not occurred, you will receive a positive return equal to the Absolute Reference Return. If a Trigger Event has occurred, you will lose 1% of your investment for every 1% decline in the Reference Asset from its Initial Price.



Payoff Example

The table at right shows the hypothetical payout profile of an investment in the Securities reflecting the Upside Participation Rate of 200% (2.0x) and the Trigger Level of -30%.

Reference Return of Least Performing Underlying	Participation in Reference Return	Securities Return
50.00%	2.0x Uncapped Upside Exposure	100.00%
10.00%		20.00%
-10.00%	Trigger Level of -30%	10.00%
-20.00%		20.00%
-60.00%	1x Loss from Initial Level if Trigger Event has occurred	-60.00%
-80.00%		-80.00%

Information About the Underlyings

The SPDR® S&P® Biotech ETF

The XBI seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Biotechnology Select Industry® Index (an "underlying index"). The underlying index represents the biotechnology sub-industry portion of the S&P Total Market Index ("S&P TMI"), an index that measures the performance of the U.S. equity market. The XBI is composed of companies that are in the biotechnology sector. The returns of the XBI may be affected by certain management fees and other expenses, which are detailed in its prospectus. Shares of the XBI are listed and trade on the NYSE Arca under the ticker symbol "XBI."



The Industrial Select Sector SPDR® Fund

The XLI is an exchange-traded fund incorporated in the USA. The ETF tracks the performance of The Industrial Select Sector Index (an "underlying index"). The XLI holds large cap U.S. industrials stocks. Its investments are focused on industrial products, including electrical & construction equipment, waste management and machinery. The XLI weights the holdings by market capitalization. Shares of the XLI are listed and trade on the NYSE Arca under the ticker symbol "XLI."



The graphs above illustrate the daily performance of each Underlying from January 20, 2011 through January 20, 2021. Past performance is not necessarily an indication of future results. For further information on the Underlyings, please see "Description of the Reference Asset" on page FWP-14. We have derived all disclosure regarding the Underlyings from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Underlyings.

HSBC USA Inc.
Dual Directional Barrier Notes



Linked to the Least Performing of the SPDR® S&P® Biotech ETF and the Industrial Select Sector SPDR® Fund

This free writing prospectus relates to a single offering of Dual Directional Barrier Notes. The securities will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement, and ETF Underlying Supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return of the Least Performing Underlying (each as defined below) is less than -30%, lose up to 100% of your principal.**

This free writing prospectus relates to an offering of securities linked to the least performing of the SPDR® S&P® Biotech ETF and the Industrial Select Sector SPDR® Fund. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Underlyings as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Reference Asset:	The SPDR® S&P® Biotech ETF (Ticker: "XBI") and the Industrial Select Sector SPDR® Fund (Ticker: "XLI") (each, an "Underlying" and together the "Underlyings")
Trade Date:	January 28, 2021
Pricing Date:	January 28, 2021
Original Issue Date:	February 2, 2021
Final Valuation Date:	January 28, 2026, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, expected to be February 2, 2026. The Maturity Date is subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:	*If the Final Price of each Underlying is greater than its Initial Price,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows:
	$1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate)
	If the Final Price of any Underlying is less than or equal to its Initial Price but a Trigger Event has not occurred, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows:
	$1,000 + ($1,000 × Absolute Reference Return of the Least Performing Underlying × Absolute Return Participation Rate).
	If a Trigger Event has occurred, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows:
	$1,000 + ($1,000 × Reference Return of the Least Performing Underlying).
	Under these circumstances, if a Trigger Event has occurred, you will lose 1% of the Principal Amount for each percentage point that the Final Price of the Least Performing Underlying has decreased from its Initial Price. For example, if a Trigger Event has occurred and the Reference Return of the Least Performing Underlying is -50%, you will incur a 50% loss and receive 50% of the Principal Amount. **If a Trigger Event has occurred, you may lose up to 100% of your investment.**
Maximum Cap:	None
Upside Participation Rate:	200%
Absolute Return Participation Rate:	100%
Absolute Reference Return:	With respect to each Underlying, the absolute value of its Reference Return. The Absolute Reference Return will always be a positive value or zero. For example, if the Reference Return is -5.00%, the Absolute Reference Return will be +5.00%.
Least Performing Underlying:	The Underlying with the lowest Reference Return.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Trigger Event:	A Trigger Event occurs if the Final Price of any Underlying is less than its Trigger Level.
Trigger Level:	With respect to each Underlying, 70% of its Initial Price.

Initial Price:	With respect to each Underlying, its Official Closing Level on the Pricing Date.
Final Price:	With respect to each Underlying, its Official Closing Level on the Final Valuation Date.
CUSIP/ISIN:	40438CS51 / US40438CS515
Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the securities is expected to be less than the price you pay to purchase the securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date. See "Risk Factors—The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, is expected to be less than the price to public and may differ from the market value of the securities in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the securities.

GENERAL

This free writing prospectus relates to an offering of securities. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of securities relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any Underlying or any component security included in an Underlying or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the ETF Underlying Supplement dated February 26, 2018. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, beginning on page S-1 of the prospectus supplement and page S-1 of the ETF Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The ETF Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Final Price of each Underlying is greater than its Initial Price, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate)

If the Final Price of any Underlying is less than or equal to its Initial Price but a Trigger Event has not occurred, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows:

$1,000 + ($1,000 × Absolute Reference Return of the Least Performing Underlying × Absolute Return Participation Rate).

If a Trigger Event has occurred, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying).

Under these circumstances, if a Trigger Event has occurred, you will lose 1% of the Principal Amount for each percentage point that the Final Price of the Least Performing Underlying has decreased from its Initial Price. For example, if a Trigger Event has occurred and the Reference Return of the Least Performing Underlying is -50%, you will incur a 50% loss and receive 50% of the Principal Amount. **If a Trigger Event has occurred, you may lose up to 100% of your investment.**

Interest

The securities will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Reference Issuer

Select Sector SPDR Trust is the reference issuer of the XBI and XLI.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▸ You seek an investment with an enhanced return linked to the least performing of the Underlyings and you believe the Reference Return of the Least Performing Underlying will be positive or will be moderately negative without a Trigger Event occurring.

▸ You are willing to make an investment that is exposed to any negative Reference Return of the Least Performing Underlying on a 1-to-1 basis if a Trigger Event occurs.

▸ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are willing to forgo dividends or other distributions paid to holders of the stocks held by an Underlying.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the securities to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▸ You believe that the Final Price of at least one Underlying will be less than its Trigger Level or that the Reference Return or Absolute Reference Return will not be sufficiently positive to provide you with your desired return.

▸ You are unwilling to make an investment that is exposed to any negative Reference Return of the Least Performing Underlying on a 1-to-1 basis if a Trigger Event occurs.

▸ You seek an investment that provides full return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid on the stocks held by an Underlying.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the securities to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying ETF Underlying Supplement. Investing in the securities is not equivalent to investing directly in the Reference Asset or any of the stocks held by any Underlying. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement, including the explanation of risks relating to the securities described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "— General Risks Related to Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Securities

Your investment in the securities may result in a loss.

You will be exposed to the decline in the Least Performing Underlying from the Pricing Date to the Final Valuation Date on a 1:1 basis if a Trigger Event occurs. Accordingly, if a Trigger Event has occurred, your Payment at Maturity will be less than the Principal Amount of your securities. **If a Trigger Event has occurred, you may lose up to 100% of your investment at maturity.**

The return on the securities will be limited by the Trigger Level and the Absolute Return Participation Rate if the Reference Return of the Least Performing Underlying is negative.

If the Reference Return of the Least Performing Underlying is negative but a Trigger Event has not occurred, your return on the securities will equal the Absolute Reference Return of the Least Performing Underlying multiplied by the Absolute Return Participation Rate. However, because a Trigger Event will occur if the Final Price of the Least Performing Underlying is less than its Trigger Level, your return on the securities, if the Reference Return of the Least Performing Underlying is negative and a Trigger Event does not occur, will never be greater than 30%.

Since the securities are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the Level of each Underlying.

Since the securities are linked to the performance of more than one Underlying, the securities will be linked to the individual performance of each Underlying. Because the securities are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these securities, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of any of the Underlyings would not be mitigated by the appreciation of any other Underlying. Instead, your return would depend on the Least Performing Underlying.

The amount payable on the securities is not linked to the levels of the Underlyings at any time other than on the Final Valuation Date.

The Final Prices of the Underlyings will be based on the Official Closing Levels of the Underlyings on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the level of the Least Performing Underlying appreciates during the term of the securities other than on the Final Valuation Date but then decreases on the Final Valuation Date, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Least Performing Underlying prior to such decrease. Although the actual levels of the Underlyings on the Maturity Date or at other times during the term of the securities may be higher than their respective Final Prices, the Payment at Maturity will be based solely on the Official Closing Levels of the Underlyings on the Final Valuation Date.

Because the Notes are linked to the performance of the Least Performing Underlying, you are exposed to greater risks of sustaining a significant loss on your investment than if the Notes were linked to just one Underlying.

The risk that you will suffer a significant loss on your investment, is greater if you invest in the Notes as opposed to substantially similar securities that are linked to the performance of just one Underlying. With multiple Underlyings, it is more likely that the Reference Return of one of the Underlyings will be below the Barrier Percentage on the Final Valuation Date, than if the Notes were linked to only one Underlying. Therefore, it is more likely that you will suffer a significant loss on your investment.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

Risks Relating to the Reference Assets

Risks associated with concentration of investment in a particular sector.

The equity securities held by the XBI are issued by companies that are in the following industries: pharmaceuticals, health care equipment and supplies, health care providers and services, biotechnology, life sciences tools and services, and health care technology. Consequently, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for health care products and services in general.

The equity securities held by the XLI are issued by companies that are in the following industries: aerospace and defense; industrial conglomerates; marine; transportation infrastructure; machinery; road and rail; airfreight and logistics; commercial services and supplies; professional services; electrical equipment; construction and engineering; trading companies and distributors; airlines; and building products. Consequently, the value of the securities may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for industrial products and services in general.

Risks associated with the industrial sector.

The XLI invests in industrial companies, which are affected by supply and demand for both their specific product or service and for industrial sector products in general. Government regulation, world events, exchange rates and economic conditions, technological developments and liabilities for environmental damage and general civil liabilities will likewise affect the performance of these companies. Aerospace and defense companies, a component of the industrial sector, can be significantly affected by government spending policies because companies involved in this industry rely, to a significant extent, on U.S. and foreign government demand for their products and services. Thus, the financial condition of, and investor interest in, aerospace and defense companies are heavily influenced by governmental defense spending policies which are typically under pressure from efforts to control the U.S. (and other) government budgets). Transportation securities, a component of the industrial sector, are cyclical and have occasional sharp price movements which may result from changes in the economy, fuel prices, labor agreements and insurance costs.

Changes that affect the relevant Reference Asset or the related underlying index may affect the price of the relevant Reference Asset and the market value of the securities and the amount you will receive at maturity.

The policies of the reference issuer, or Select Sector SPDR Trust, the index sponsor of the underlying index for each Reference Asset, concerning additions, deletions and substitutions of the constituents held by the relevant Reference Asset or included in the related underlying index, as applicable, and the manner in which the reference issuer or the Index Sponsor takes account of certain changes affecting those constituents held by the relevant Reference Asset or included in the related underlying index may affect the price of the relevant Reference Asset. The policies of the reference issuer or the Index Sponsor with respect to the calculation of the relevant Reference Asset or the related underlying index, as applicable, could also affect the price of the relevant Reference Asset. The reference issuer or the Index Sponsor may discontinue or suspend calculation or dissemination of the relevant Reference Asset or the related underlying index, as applicable. Any such actions could affect the price of the relevant Reference Asset and the value of the securities.

Owning the securities is not the same as owning the Reference Asset or the stocks included in the related underlying index.

The return on your securities may not reflect the return you would realize if you actually owned the Reference Asset or stocks included in the related underlying index. As a holder of the securities, you will not have voting rights or rights to receive dividends or other distributions or other rights as would holders of the Reference Asset or the stocks included in related the underlying index.

General Risk Factors

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, is expected to be less than the price to public and may differ from the market value of the securities in the secondary market, if any.

The Estimated Initial Value of the securities will be calculated by us on the Pricing Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

The price of your securities in the secondary market, if any, immediately after the Pricing Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

If we were to repurchase your securities immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the securities.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the securities based on changes in market conditions and other factors that cannot be predicted.

The securities lack liquidity.

The securities will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Least Performing Underlying relative to its Initial Price. We cannot predict the Final Price of any Underlying. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Price of the Least Performing Underlying used in the examples below is not expected to be its actual Initial Price. You should not take this illustration or these examples as an indication or assurance of the expected performance of any Underlying or the return on your securities. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Final Settlement Value on a $1,000 investment in the securities for a hypothetical range of Reference Returns of the Least Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Securities" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Hypothetical Initial Price for each Underlying: $100

▶ Trigger Level of the Least Performing Underlying: 70% of its Initial Price

▶ Upside Participation Rate: 200%

▶ Absolute Return Participation Rate: 100%

The hypothetical Initial Price of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Price of any Underlying. The actual Initial Value of each Underlying will be determined on the Pricing Date.

Hypothetical Final Price of the Least Performing Underlying	Hypothetical Reference Return of the Least Performing Underlying	Hypothetical Final Settlement Value	Hypothetical Return on the Securities
$200.00	100.00%	$3,000.00	200.00%
$190.00	90.00%	$2,800.00	180.00%
$180.00	80.00%	$2,600.00	160.00%
$170.00	70.00%	$2,400.00	140.00%
$160.00	60.00%	$2,200.00	120.00%
$150.00	50.00%	$2,000.00	100.00%
$140.00	40.00%	$1,800.00	80.00%
$130.00	30.00%	$1,600.00	60.00%
$120.00	20.00%	$1,400.00	40.00%
$110.00	10.00%	$1,200.00	20.00%
$100.00	**0.00%**	**$1,000.00**	**0.00%**
$95.00	-5.00%	$1,050.00	5.00%
$90.00	-10.00%	$1,100.00	10.00%
$80.00	-20.00%	$1,200.00	20.00%
$70.00	**-30.00%**	**$1,300.00**	**30.00%**
$60.00	-40.00%	$600.00	-40.00%
$50.00	-50.00%	$500.00	-50.00%
$40.00	-60.00%	$400.00	-60.00%
$30.00	-70.00%	$300.00	-70.00%
$20.00	-80.00%	$200.00	-80.00%
$10.00	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The Final Price of the Least Performing Underlying is greater than its Initial Price.

Underlying	Initial Price	Final Price
XBI	$100.00	$150.00 (150% of its Initial Price)
XLI	$100.00	$110.00 (110% of its Initial Price)

XLI is the Least Performing Underlying. Because the Initial Price of XLI is $100.00 and the Final Price of XLI is $110.00, the Reference Return of the Least Performing Underlying is 10%, calculated as follows:

$$($110.00 - $100.00) / $100.00 = 10\%$$

Because the Reference Return of the Least Performing Underlying is positive, the Final Settlement Value would be $1,200.00 per $1,000 Principal Amount of the securities, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate)

= $1,000 + ($1,000 × 10.00% × 200%)

= $1,200.00

Example 2: The Final Price of the Least Performing Underlying is less than its Initial Price but a Trigger Event does not occur.

Underlying	Initial Price	Final Price
XBI	$100.00	$100.00 (100% of its Initial Price)
XLI	$100.00	$80.00 (80% of its Initial Price)

XLI is the Least Performing Underlying. Since the Final Price of XLI is not below its Trigger Level, a Trigger Event does not occur. Because the Initial Price of the XLI is $100.00 and the Final Price of XLI is $80.00, the Reference Return of the Least Performing Underlying is -20.00%, calculated as follows:

$$($80.00 - $100.00) / $100.00 = -20.00\%$$

Because the Final Price of the Least Performing Underlying is less than its Initial Price but equal to or greater than its Trigger Level, the Final Settlement Value would be $1,200.00 per $1,000 Principal Amount of the securities, calculated as follows:

$1,000 + ($1,000 × Absolute Reference Return of the Least Performing Underlying × Absolute Return Participation Rate)

= $1,000 + ($1,000 × 20.00% × 100%)

= $1,200.00

Example 3: The Final Price of the Least Performing Underlying is less than its Trigger Level and a Trigger Event occurs.

Underlying	Initial Price	Final Price
XBI	$100.00	$80.00 (80% of its Initial Price)
XLI	$100.00	$50.00 (50% of its Initial Price)

XLI is the Least Performing Underlying. Since the Final Price of XLI is less than its Trigger Level, a Trigger Event occurs.

Because the Initial Price of XLI is $100.00 and the Final Price of XLI is $50.00, the Reference Return of the Least Performing Underlying is -50.00%, calculated as follows:

$$($50.00 - $100.00) / $100.00 = -50.00\%$$

Because the Reference Return of the Least Performing Underlying is less than -30%, the Final Settlement Value would be $500.00 per $1,000 Principal Amount of the securities, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying)

= $1,000 + ($1,000 × -50.00%)

= $500.00

Example 3 shows that you are exposed on a 1-to-1 basis to declines in the level of the Least Performing Underlying if a Trigger Event occurs. **YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.**

DESCRIPTION OF THE REFERENCE ASSET

Description of the XBI

The XBI is an investment portfolio maintained and managed by SSgA Funds Management, Inc. The inception date of the XBI is January 31, 2006. The XBI is an exchange traded fund that trades on NYSE Arca under the ticker symbol "XBI." The XBI seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Biotechnology Select Industry® Index (the "underlying index"). The underlying index represents the biotechnology sub-industry portion of the S&P Total Market Index ("S&P TMI"), an index that measures the performance of the U.S. equity market. The XBI is composed of companies that are in the biotechnology sector. The returns of the XBI may be affected by certain management fees and other expenses, which are detailed in its prospectus. The XBI utilizes a "replication" investment approach in attempting to track the performance of its underlying index. The XBI typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. The XBI will normally invest at least 80% of its total assets in the common stocks that comprise the underlying index. Information provided to or filed with the SEC by the Select Sector SPDR® Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov.

The S&P® Biotechnology Select Industry® Index

The underlying index is an equal-weighted index that is designed to measure the performance of the biotechnology sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the underlying index is a constituent company within the biotechnology sub-industry portion of the S&P TMI. To be eligible for inclusion in the underlying index, companies must be in the S&P TMI and must be included in the relevant Global Industry Classification Standard (GICS) sub-industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria: (i) float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or (ii) float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%. All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the underlying index as of each rebalancing effective date.

Eligibility factors include: (i) Market Capitalization: Float-adjusted market capitalization should be at least US$400 million for inclusion in the underlying index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the underlying index at each rebalancing. (ii) Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the underlying index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the underlying index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the underlying index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the underlying index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history. (iii) Takeover Restrictions: At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the underlying index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the underlying index. (iv) Turnover: S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the underlying index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the underlying index will not be deleted unless ongoing conditions warrant a change in the composition of the underlying index.

Historical Performance of the XBI

The following graph sets forth the historical performance of the XBI based on the daily historical closing values from January 20, 2011 through January 20, 2021. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the XBI should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the XBI on any Observation Date, including the Final Valuation Date.

Description of the XLI

We have derived all information contained in this document regarding the Industrial Select Sector SPDR® Fund (the "XLI"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Select Sector SPDR® Trust and SSGA Funds Management, Inc. ("SSFM"). Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. The XLI is an investment portfolio managed by SSFM, the investment adviser to the XLI. The returns of the XLI may be affected by certain management fees and other expenses. The XLI is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "XLI."

The Select Sector SPDR® Trust is a registered investment company that consists of eleven separate investment portfolios (each, a "Select Sector SPDR® Fund"), including the XLI. Each Select Sector SPDR® Fund is an index fund that invests in a particular sector or group of industries represented by a specified Select Sector Index (together, the "Select Sector Indices"). The companies included in each Select Sector Index are selected on the basis of the Global Industry Classification Standard (GICS®) from a universe of companies defined by the S&P 500® Index (the "SPX"). The Select Sector Indices upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the SPX.

Information provided to or filed with the SEC by the Select Sector SPDR® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. You should undertake an independent investigation of the XLI as in your judgment is appropriate to make an informed decision with respect to an investment linked to the XLI.

Investment Objective

The XLI seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the industrials sector, as represented by the S&P® Industrial Select Sector Index (the "IXI"). The IXI measures the performance of the industrials sector of the large-cap U.S. equity market. The IXI includes manufacturers and distributors of capital goods such as aerospace & defense, building products, electrical equipment and machinery, companies that offer construction & engineering services, providers of commercial & professional services including printing, environmental and facilities services, office services & supplies, security & alarm services, human resource & employment services, research & consulting services and companies that provide transportation services.

Investment Strategy — Replication

The XLI pursues the indexing strategy of "replication" seeking to track the performance of the IXI. The XLI will generally invest in all of the equity securities included in the IXI in approximately the same proportions as the IXI. There may, however, be instances where SSFM may choose to overweight a stock in the XLI compared to the IXI, purchase or sell securities not included in the IXI or utilize various combinations of other available investment techniques in seeking to track accurately the IXI. The XLI will normally invest at least 95% of its total assets in the securities that comprise the IXI. The XLI may invest its remaining assets in cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds. Swaps, options and futures contracts, convertible securities and structured notes may be used by the XLI in seeking performance that corresponds to the IXI and in managing cash flows. The Board of Trustees of the Select Sector SPDR® Trust may change the XLI's investment strategy and other policies without shareholder approval.

Correlation

The IXI is a theoretical financial calculation, while the XLI is an actual investment portfolio. The return of the XLI may not match or achieve a high degree of correlation with the return of the IXI due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.

Description of the Select Sector Indices and the SPX

Select Sector Index Capping Methodology

For reweighting purposes, the Select Sector Indices are rebalanced quarterly after the close of business on the third Friday of March, June, September and December using the following procedures:

1. The rebalancing reference date is the second Friday of March, June, September and December.
1. With prices reflected on the rebalancing reference date, and membership, shares outstanding and IWFs as of the rebalancing effective date, each company is weighted by float-adjusted market capitalization. Modifications are made as defined below.

2. If any company has a weight greater than 24%, the company's float-adjusted market capitalization weight is capped at 23%, which allows for a 2% buffer. This buffer is meant to ensure that no company exceeds 25% as of the quarter-end diversification requirement date.

3. All excess weight is proportionally redistributed to all uncapped companies within the relevant Select Sector Index.

4. After this redistribution, if the float-adjusted market capitalization weight of any other company then breaches 23%, the process is repeated iteratively until no company breaches the 23% weight cap.

5. The sum of the companies with weights greater than 4.8% cannot exceed 50% of the total index weight. These caps are set to allow for a buffer below the 5% limit.

6. If the rule in paragraph 6 is breached, all companies are ranked in descending order of their float-adjusted market capitalization weights. The first company that causes the 50% limit to be breached has its weight reduced to 4.5%.

7. This excess weight is proportionally redistributed to all companies with weights below 4.5%. This is repeated iteratively until paragraph 6 is satisfied.

8. Index share amounts are assigned to each constituent to arrive at the weights calculated above. Since index shares are assigned based on prices one week prior to rebalancing, the actual weight of each constituent at the rebalancing differs somewhat from these weights due to market movements.

9. If necessary, the reweighting process may take place more than once prior to the close on the last business day of March, June, September or December to ensure the Select Sector Indices conform to all diversification requirements.

If necessary, the reweighting process may take place more than once prior to the close on the last business day of March, June, September or December to ensure the Select Sector Indices conform to all diversification requirements.

When companies represented in the Select Sector Indices are represented by multiple share classes, maximum weight capping is based on company float-adjusted market capitalization, with the weight of multiple-class companies allocated proportionally to each share class based on its float-adjusted market capitalization as of the rebalancing reference date. If no capping is required, both share classes remain in the relevant Select Sector Index at their natural float-adjusted market capitalization.

Index Calculation, Maintenance and Governance

The Select Sector Indices are calculated, maintained and governed using the same methodology as the SPX, subject to the capping methodology described above. For additional information about the calculation, maintenance and governance of the SPX, see "—Description of the SPX" below.

Description of the SPX

The SPX is intended to provide a performance benchmark for the large-cap U.S. equity markets. The calculation of the level of the SPX, discussed below in further detail, is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies as of a particular time compared to the aggregate Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on the NYSE. S&P Dow Jones Indices LLC ("S&P"), a division of S&P Global, chooses companies for inclusion in the SPX with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. Eleven main industry groups comprise the SPX: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Real Estate, Telecommunication Services and Utilities. Changes in the SPX are reported daily in the financial pages of many major newspapers, on the Bloomberg Professional® service under the symbol "SPX" and on the S&P website. Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this document.

Computation of the SPX

The level of the SPX reflects the total Market Value of all the component stocks relative to the SPX base period of 1941-43. The Market Value of a component stock is the total float-adjusted market capitalization of such component stock. Under the float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company's outstanding shares. The float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

Generally, these "control holders" will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares of a U.S. company traded in Canada as exchangeable shares are normally part of the float unless those shares form a control block. All multiple share class companies that have listed share class lines will be adjusted for shares and float such that each share class line will only represent that line's shares and float. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Constituents of the SPX prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the SPX.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held by control holders, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by an index divisor (the "Divisor"). This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company's officers and directors hold 3% of the company's shares, and no other control group holds 5% of the company's shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company's officers and directors hold 3% of the company's shares and another control group holds 20% of the company's shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company's outstanding shares are considered to be held for control.

The SPX is also calculated using a base-weighted aggregate methodology: the level of the SPX reflects the total Market Value of all the component stocks relative to the SPX base period of 1941-43. The daily index value of the SPX is the quotient of the total float-adjusted market capitalization of the SPX's constituents and the Divisor.

The simplest capitalization weighted index can be thought of as a portfolio consisting of all available shares of the stocks in the index. While this might track this portfolio's value in dollar terms, it would probably yield an unwieldy number in the trillions. Therefore, the actual number used in the SPX is scaled to a more easily handled number, currently in the thousands, by dividing the portfolio Market Value by the Divisor.

Ongoing maintenance of the SPX includes monitoring and completing the adjustments for additions changes in shares outstanding, corporate actions, and the addition or deletion of stocks to the SPX. Continuity in the level of the SPX is maintained by adjusting the Divisor for all changes in the SPX constituents' share capital after the base date. Some corporate actions, such as stock splits and stock dividends do not require Divisor adjustments because following a stock split or stock dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the component stock. Corporate actions which affect the total Market Value of the SPX require a Divisor adjustment. By adjusting the Divisor for the change in total Market Value, the level of the SPX remains constant. This helps maintain the level of the SPX as an accurate barometer of stock market performance and ensures that the movement of the SPX does not reflect the corporate actions of individual companies in the SPX.

The table below summarizes the types of index maintenance adjustments and indicates whether or not a Divisor adjustment is required. Divisor adjustments are made after the Close of Trading and after the calculation of the SPX closing level.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines Divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If spun-off company is not being added to the index, the divisor adjustment reflects the decline in Index Market Value (i.e., the value of the spun-off unit).	Yes

Type of Corporate Action	Comments	Divisor Adjustment
Spin-off	Spun-off company added to the index, no company removed from the index.	No
Spin-off	Spun-off company added to the index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The Divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in Index Market Value.	Yes
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Each of the corporate events exemplified in the table requiring an adjustment to the Divisor has the effect of altering the Market Value of the component stock and consequently of altering the aggregate Market Value of the SPX component stocks (the "Post-Event Aggregate Market Value"). In order that the level of the SPX (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

Another large part of the SPX maintenance process involves tracking the changes in the number of shares outstanding of each of the companies whose stocks are included in the SPX. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the SPX are updated as required by any changes in the number of shares outstanding and then the SPX Divisor is adjusted accordingly. In addition, changes in a company's shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly, and are announced on Fridays for implementation after the Close of Trading on the following Friday (one week later). If a 5% or more change causes a company's IWF to change by 5 percentage points or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change, except IWF changes resulting from partial tender offers will be considered on a case-by-case basis. Changes to an IWF of less than 5 percentage points are implemented at the next IWF review, which occurs annually. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

Historical Performance of the XLI

The following graph sets forth the historical performance of the XLI based on the daily historical closing levels from January 20, 2011 through January 20, 2021. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical prices of the XLI should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the XLI on the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of each Underlying, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Underlying occurring on such date.

If the securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.75% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers..

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice.

We expect that delivery of the securities will be made against payment for the securities on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

References in the accompanying prospectus and prospectus supplement to any European law, regulation or directive (or, in each case, any part thereof) shall, in respect of the United Kingdom, be to such European law, regulation or, as the case may be, directive (or part thereof) as it forms part of United Kingdom domestic law at the time of the relevant offer, sale or making available of the securities (and as amended, supplemented or superseded from time to time).

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Underlyings. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Underlyings. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Underlyings (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the securities will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a security and attributable to the Underlying Shares over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such security for an amount equal to the "issue price" of the security allocable to the Underlying Shares and, upon the date of sale, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the security after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether any Underlying or any of the entities whose stock is held by the Underlyings would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If an Underlying or one or more of the entities whose stock is held by the Underlyings were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlyings and the entities whose stock is held by the Underlyings and consult your tax advisor regarding the possible consequences to you if an Underlying or one or more of the entities whose stock is held by the Underlyings is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on the Issuer's determination that the securities are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the securities. However, it is possible that the securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the securities, and following such occurrence the securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

TABLE OF CONTENTS

You should only rely on the information contained in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Securities, and these documents are not soliciting an offer to buy these Securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

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Dual Directional Barrier Notes Linked to the Least Performing of the SPDR® S&P® Biotech ETF and the Industrial Select Sector SPDR® Fund

January 21, 2021

FREE WRITING PROSPECTUS